Proxy Results

The Annual Meeting of Shareholders was held on February 27, 2014 for shareholders of record as of the close of business on December 20, 2013 to re-elect John C. Salter, a Class II trustee nominee, for the Fund. The nominee was elected with 12,393,495 affirmative votes and 148,277 votes withheld. For the Fund, Trustees whose terms of office continued after the Annual Meeting of Shareholders because they were not up for re-election are Joseph J.
Ciprari, Raymond B.Woolson and Ronald R. Redell.